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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                           For the month of JUNE 2003


                        THE DESCARTES SYSTEMS GROUP INC.
                 -----------------------------------------------
                 (Translation of registrant's name into English)





                                120 Randall Drive
                                Waterloo, Ontario
                                 Canada N2V 1C6
                    ----------------------------------------
                    (Address of principal executive offices)






         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


         Form 20-F  [_]                             Form  40-F  [X]


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  [_]                                   No  [X]


         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]


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         The attached PRESS RELEASE regarding the results for the fiscal 2004 first quarter ended April 30, 2003, was issued by the Company on June 4, 2003, and is filed herewithin as Exhibit I.

         The attached PRESS RELEASE regarding the Company's offer to purchase for cancellation certain of its outstanding common shares and convertible debentures was issued by the Company on June 5, 2003, and is filed herewithin as
Exhibit II.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                            THE DESCARTES SYSTEMS GROUP INC.
                                                     (Registrant)



Date:    June 5, 2003                       By:     /s/ Colley Clarke
                                                    -----------------------
                                            Name:   Colley Clarke
                                            Title:  Executive Vice President,
                                                    Finance and Chief Financial
                                                    Officer
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                                    EXHIBITS





Exhibit No.               Description
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    I                     Press release dated June 4, 2003

   II                     Press release dated June 5, 2003